Exhibit 99.71

PRESS RELEASE
Aya Gold & Silver Identifies New Mineralized Zone to the North and Reports High-Grade Silver Results at Zgounder

Montreal, Quebec, September 9, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) is pleased to announce the discovery of a new mineralized zone located north of the current open-pit and high-grade silver results from its ongoing drill exploration program at the Zgounder Silver Mine, in the Kingdom of Morocco.

Highlights (all intersections are in core lengths)
•Discovery of a new mineralized zone north of the current open-pit; hole ZG-25-156 intercepted 167 grams per tonne (“g/t”) silver (“Ag”) over 2.0 meters (“m”) in a broader interval of 19.0m
•Intersections in the Central Area:
•Hole DZG-SF-25-641 intercepted 1,164 g/t Ag over 3.0m, including 3,116 g/t Ag over 1.0m
•Hole DZG-SF-25-648 intercepted 1,080 g/t Ag over 3.0m, including 2,820 g/t Ag over 1.0m
•Hole T28-25-816 intercepted 1,305 g/t Ag over 6.0m
•Hole T28-25-739 intercepted 525 g/t Ag over 13.2m, including 1,833 g/t Ag over 2.4m
•Intersections at Depth Near the Granite Contact:
•Hole ZG-SF-25-319 intercepted 655 g/t Ag over 4.5m, 670 g/t Ag over 3.0m and 442 g/t Ag over 2.5m
•Intersections in the Open-Pit Area:
•Hole DZG-SF-25-696 intercepted 1,448 g/t Ag over 2.3m
•Hole DZG-SF-25-705 intercepted 444 g/t Ag over 3.0m
•16,685m or 67% of the 2025 exploration program has been drilled year to date.
•Zgounder Far-East exploration drill program has been completed with results pending.

“The discovery of a new mineralized zone, north of the open-pit, is an exciting development that has the potential to grow near-mine resources,” said Benoit La Salle, President & CEO. “We plan to follow up with additional drilling in the coming months. In parallel, high-grade intercepts such as hole ZG-SF-25-319 in the west area near the granite contact further demonstrate the mineralisation at depth, extending beyond the current resource model.”
Included in this release are results from 259 holes, which include 114 underground diamond drill holes (“DDH”), 15 surface DDH, 82 T28 and 41 YAK holes (T28 and YAK: percussion drilling using an air-compressed hammer) and 7 historic resampled DDH. For a full summary of today’s results, refer to Appendix 1.
Table 1 – Significant Intercepts from Drilling at Zgounder (core lengths)

Hole ID	From	To	Ag (g/t)	Length (m)	Ag x width
Surface DDH
ZG-20-11	23.0	24.5	252	1.5	378
ZG-22-75	109.5	114.0	108	4.5	484
ZG-25-156	253.1	255.1	167	2.0	334
Underground DDH
ZG-SF-25-319	311.0	315.5	655	4.5	2,946
ZG-SF-25-319	322.0	325.0	670	3.0	2,010
ZG-SF-25-319	362.5	365.0	442	2.5	1,106
DZG-SF-25-641	3.6	6.6	1,164	3.0	3,493
Including	4.6	5.6	3,116	1.0	3,116
DZG-SF-25-648	520	55.0	1,080	3.0	3,240
Including	54.0	55.0	2,820	1.0	2,820
DZG-SF-25-649	10.5	12.0	965	1.5	1,448
DZG-SF-25-667	49.5	52.5	984	3.0	2,951
DZG-SF-25-667	58.0	60.0	1,574	2.0	3,148
DZG-SF-25-696	64.4	66.7	1,448	2.3	3,330
DZG-SF-25-697	12.6	13.6	917	1.0	917
DZG-SF-25-705	52.4	55.4	444	3.0	1,333
Underground T28
T28-25-739	3.6	16.8	525	13.2	6,928
Including	3.6	6.0	1,833	2.4	4,398
T28-25-761	0.0	6.0	194	6.0	1,166
T28-25-764	12.0	16.8	387	4.8	1,858
T28-25-778	12.0	18.0	527	6.0	3,163
Including	12.0	14.4	1,092	2.4	2,621
T28-25-805	9.6	12.0	671	2.4	1,610
T28-25-815	15.6	21.6	704	6.0	4,226
T28-25-816	13.2	19.2	1,305	6.0	7,828
Underground YAK
YAK-25-332	8.4	10.8	2,380	2.4	5,712
YAK-25-358	33.6	34.8	917	1.2	1,100

*True widths are undetermined; all values are uncut.
Figure 1: Location of Drill Results at Zgounder
2025 Exploration Results
This year, 16,865m of drilling have been completed at Zgounder. Drilling was conducted mostly underground in the Central, East and Western Zones as well as from surface at some near-mine regional targets and Zgounder Far East.
Hole ZG-25-156 and ZG-25-159 (pending) has identified a new mineralized body north of the open-pit (Figures 2). Hole ZG-25-156 returned 167 g/t Ag over 2.0m included in a much broader altered and silver anomalous interval of 19.0m, while ZG-25-159 also shows a large 20.0m corridor of alteration containing spots of native silver (results pending). There is significant potential for new mineralization north of the current open pit, at depth, near the granite contact. Additional follow-up holes are planned in the area through the remainder of 2025.
The RC drill exploration program at Zgounder Far East, which began on June 22, targeting four strong geochemistry anomalies including Ag – copper and gold, was completed in July, with a total of 2,464m completed, results are still pending.
The Zgounder Far East block comprises Neoproterozoic geology divided into three distinct zones: Southern Zone dominated by volcano-sedimentary rocks and pebbly sandstones alternated with felsic volcanics. Central Zone hosts an ophiolite complex, featuring mafic and ultramafic rocks intercalated with fine-grained sandstone units. Northern Zone is composed of intermediate to mafic volcanic and intrusive rocks, alternating with conglomerates. Grab sample results in the Far East block have identified some high-grade grab Ag-Cu, and Au, along with many precious metal anomalies, indicating a strong mineralization potential within 20km from the Zgounder deposit.

Figure 2: NW-SE Section of Zgounder with Hole ZG-25-156
Quality Assurance
For core drilling, all individual samples represent approximately one meter in length of core, which is halved. Half of the core is kept on site for reference, and its counterpart is sent for preparation and assaying to African Laboratory for Mining and Environment (“Afrilab”) in Marrakech, Morocco or to ALS Laboratory at the Zgounder Mine site. All samples are analyzed for silver, copper, iron, lead, and zinc using Aqua regia and finished by atomic absorption spectroscopy (“AAS”). Samples grading above 200 g/t Ag are reanalyzed by fire assay.
For definition drilling using RC, all individual samples represent 1.0m in length and for T28 drilling equipment, all individual samples represent 1.2m in length. Samples are assayed at either the ALS Mine laboratory or at Afrilab. All samples are analyzed for silver, copper, iron, lead, and zinc using Aqua regia and finished by AAS. Samples grading above 200 g/t Ag are reanalyzed by fire assay. Rigorous quality controls (QaQc) are applied at both locations.
David Lalonde, B.Sc. P. Geo, Vice-President Exploration, is Aya Gold & Silver’s Qualified Person and has reviewed this press release for accuracy and compliance with National Instrument 43-101.
About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.

The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective Anti-Atlas Fault, several of which have hosted past-producing mines and historical resources.
Aya’s management team has been focused on maximizing shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO Benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”), which reflects management’s expectations regarding Aya’s future growth and business prospects (including the timing and development of new deposits and the success of exploration activities) and other opportunities. Wherever possible, words such as “potential”, “plan”, “additional”, “grow”, “significant” ,and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Specific forward-looking statements in this press release include, but are not limited to, statements and information with respect to the continuity of the mineralization and its grade, the potential to meaningfully grow near-mine resources, to follow up aggressively with additional drilling , to execute on planned drilling in the area through the remainder of 2025, the potential to significantly increase high-grade ounces within and near the open pit area, expanding open-pit operations in the near term, enhancing the resource and better understanding the deposit as well as exploration results in the open-pit and underground areas. Although the forward-looking information contained in this press release reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, Aya cannot be certain that actual results will be consistent with such forward-looking information. Such forward-looking statements are based upon assumptions, opinions and analysis made by management in light of its experience, current conditions, and its expectations of future developments that management believe to be reasonable and relevant but that may prove to be incorrect. These assumptions include, among other things, the ability to obtain any requisite governmental approvals, obtaining regulatory permits for on-site work, importing goods and machinery and employment permits, the accuracy of Mineral Reserve and Mineral Resource Estimates (including, but not limited to, ore tonnage and ore grade estimates), the price of silver, the price of gold, exchange rates, fuel and energy costs, future economic conditions, anticipated future estimates of free cash flow, and courses of action. Aya cautions you not to place undue reliance upon any such forward-looking statements.
The risks and uncertainties that may affect forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including government approvals and permitting, changes in economic conditions, changes in the worldwide price of silver gold and other key inputs, changes in mine plans (including, but not limited to, throughput and recoveries being affected by metallurgical characteristics) and other factors, such as project execution delays, many of which are beyond the control of Aya, as well as other risks and uncertainties which are more fully described in Aya’s 2024 Annual Information Form dated March 31, 2025, and in other filings of Aya with securities and regulatory authorities which are available on SEDAR+ at www.sedarplus.ca. Aya does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs, and opinions change. Nothing in this document should be construed as either an offer to sell or a solicitation to buy or sell Aya securities. All references to Aya include its subsidiaries unless the context requires otherwise.
Appendix 1 - Mineral Intercepts from Drilling at Zgounder (core lengths)

Hole ID	From	To	Ag (g/t)	Length (m)*	Ag x width
Surface DDH
ZG-20-11	23.0	24.5	252	1.5	378
ZG-20-11	105.5	107.0	140	1.5	210
ZG-20-11	110.0	110.5	92	0.5	46
ZG-22-75	109.5	114.0	108	4.5	484
ZG-24-109	33.0	36.0	90	3.0	270
ZG-25-156	249.0	249.5	164	0.5	82
ZG-25-156	253.1	255.1	167	2.0	334
ZG-25-156	256.6	257.1	96	0.5	48
Underground DDH
ZG-SF-25-296	245.0	249.5	132	4.5	592
ZG-SF-25-296	256.5	257.5	120	1.0	120
ZG-SF-25-296	279.7	280.7	150	1.0	150
ZG-SF-25-296	286.5	292.5	116	6.0	694
ZG-SF-25-304	256.5	257.5	100	1.0	100
ZG-SF-25-307	293.5	295.0	142	1.5	213
ZG-SF-25-307	313.5	315.0	104	1.5	156
ZG-SF-25-307	316.0	317.0	100	1.0	100
ZG-SF-25-307	320.0	321.0	103	1.0	103
ZG-SF-25-307	346.5	347.5	76	1.0	76
ZG-SF-25-309	160.5	161.0	96	0.5	48
ZG-SF-25-309	163.0	164.0	92	1.0	92
ZG-SF-25-310	287.5	289.0	128	1.5	192
ZG-SF-25-310	354.0	357.5	130	3.5	454

ZG-SF-25-310	363.0	364.0	78	1.0	78
ZG-SF-25-310	372.5	373.5	80	1.0	80
ZG-SF-25-310	375.5	376.5	142	1.0	142
ZG-SF-25-312	139.5	140.0	272	0.5	136
ZG-SF-25-313	282.0	283.5	148	1.5	222
ZG-SF-25-313	312.0	314.0	134	2.0	268
ZG-SF-25-314	320.0	321.0	268	1.0	268
ZG-SF-25-315	99.5	101.9	136	2.4	327
ZG-SF-25-315	102.9	103.4	100	0.5	50
ZG-SF-25-315	107.4	109.9	152	2.5	381
ZG-SF-25-315	129.0	129.8	92	0.8	74
ZG-SF-25-315	141.0	142.5	140	1.5	210
ZG-SF-25-315	215.5	218.5	292	3.0	876
ZG-SF-25-316	108.0	109.0	140	1.0	140
ZG-SF-25-316	163.5	164.5	120	1.0	120
ZG-SF-25-319	277.5	279.0	100	1.5	150
ZG-SF-25-319	295.0	301.5	103	6.5	672
ZG-SF-25-319	304.0	305.5	228	1.5	342
ZG-SF-25-319	311.0	315.5	655	4.5	2,946
ZG-SF-25-319	322.0	325.0	670	3.0	2,010
ZG-SF-25-319	328.0	329.5	88	1.5	132
ZG-SF-25-319	342.7	344.0	180	1.3	234
ZG-SF-25-319	348.2	350.2	142	2.0	284
ZG-SF-25-319	360.4	361.4	108	1.0	108
ZG-SF-25-319	362.5	365.0	442	2.5	1,106
DZG-SF-25-415	50.5	51.5	710	1.0	710
DZG-SF-25-613	1.2	2.2	365	1.0	365
DZG-SF-25-613	61.0	62.0	91	1.0	91
DZG-SF-25-617	38.6	39.6	105	1.0	105
DZG-SF-25-618	48.0	48.5	762	0.5	381
DZG-SF-25-621	44.0	44.5	142	0.5	71
DZG-SF-25-626	24.5	25.5	82	1.0	82
DZG-SF-25-628	4.3	5.3	90	1.0	90
DZG-SF-25-630	35.0	37.9	234	2.9	679
DZG-SF-25-630	46.0	47.1	110	1.1	121
DZG-SF-25-637	5.0	6.5	106	1.5	159
DZG-SF-25-637	37.5	38.5	79	1.0	79

DZG-SF-25-637	46.0	47.1	425	1.1	468
DZG-SF-25-639	25.1	26.6	108	1.5	162
DZG-SF-25-639	32.5	33.0	109	0.5	55
DZG-SF-25-639	37.4	37.9	98	0.5	49
DZG-SF-25-640	3.0	4.5	291	1.5	437
DZG-SF-25-640	18.0	21.5	100	3.5	350
DZG-SF-25-641	3.6	6.6	1,164	3.0	3,493
Including	4.6	5.6	3,116	1.0	3,116
DZG-SF-25-641	13.4	14.4	116	1.0	116
DZG-SF-25-643	2.5	3.0	100	0.5	50
DZG-SF-25-644	39.8	40.3	94	0.5	47
DZG-SF-25-644	43.5	44.0	191	0.5	96
DZG-SF-25-646	9.5	11.0	430	1.5	645
DZG-SF-25-648	52.0	55.0	1,080	3.0	3,240
Including	54.0	55.0	2,820	1	2,820
DZG-SF-25-649	10.5	12.0	965	1.5	1,448
DZG-SF-25-649	52.5	54.0	82	1.5	123
DZG-SF-25-651	91.0	92.5	123	1.5	185
DZG-SF-25-653	55.0	56.5	151	1.5	227
DZG-SF-25-653	68.2	69.6	264	1.4	370
DZG-SF-25-662	8.5	9.0	89	0.5	45
DZG-SF-25-663	7.4	9.5	156	2.1	328
DZG-SF-25-663	13.5	15.0	85	1.5	128
DZG-SF-25-663	48.0	48.5	122	0.5	61
DZG-SF-25-664	6.5	7.5	288	1.0	288
DZG-SF-25-666	13.5	15.0	168	1.5	252
DZG-SF-25-666	39.6	40.1	305	0.5	153
DZG-SF-25-667	49.5	52.5	984	3.0	2,951
DZG-SF-25-667	58.0	60.0	1,574	2.0	3,148
DZG-SF-25-696	15.0	16.5	77	1.5	116
DZG-SF-25-696	64.4	66.7	1,448	2.3	3,330
DZG-SF-25-697	12.6	13.6	917	1.0	917
DZG-SF-25-697	42.5	43.7	80	1.2	96
DZG-SF-25-698	58.0	59.0	137	1.0	137
DZG-SF-25-701	49.6	51.0	100	1.4	140
DZG-SF-25-703	47.0	48.5	159	1.5	239
DZG-SF-25-704	49.0	50.0	138	1.0	138

DZG-SF-25-704	57.0	58.0	124	1.0	124
DZG-SF-25-705	52.4	55.4	444	3.0	1,333
DZG-SF-25-706	49.0	50.2	155	1.2	186
DZG-SF-25-707	16.2	17.7	206	1.5	309
DZG-SF-25-709	6.5	9.0	271	2.5	678
DZG-SF-25-717	40.9	41.4	115	0.5	58
DZG-SF-25-720	45.5	47.0	147	1.5	221
DZG-SF-25-722	54.0	55.0	523	1.0	523
DZG-SF-25-723	33.0	34.0	174	1.0	174
Underground T28
T28-25-722	22.8	26.4	135	3.6	485
T28-25-739	3.6	16.8	525	13.2	6,928
Including	3.6	6.0	1,833	2.4	4,398
T28-25-739	18.0	20.4	100	2.4	240
T28-25-754	21.6	22.8	159	1.2	191
T28-25-754	24.0	25.2	86	1.2	103
T28-25-755	19.2	21.6	109	2.4	262
T28-25-756	14.4	16.8	150	2.4	360
T28-25-757	1.2	2.4	80	1.2	96
T28-25-757	3.6	4.8	84	1.2	101
T28-25-761	0.0	6.0	194	6.0	1,166
T28-25-764	12.0	16.8	387	4.8	1,858
T28-25-770	0.0	2.4	158	2.4	379
T28-25-778	12.0	18.0	527	6.0	3,163
Including	12.0	14.4	1,092	2.4	2,621
T28-25-782	6.0	7.2	86	1.2	103
T28-25-783	7.2	9.6	220	2.4	528
T28-25-784	4.8	6.0	374	1.2	449
T28-25-805	2.4	4.8	171	2.4	410
T28-25-805	9.6	12.0	671	2.4	1,610
T28-25-807	1.2	2.4	85	1.2	102
T28-25-814	16.8	19.2	163	2.4	391
T28-25-815	15.6	21.6	704	6.0	4,226
T28-25-815	22.8	24.0	84	1.2	101
T28-25-816	13.2	19.2	1,305	6.0	7,828
Underground YAK
YAK-24-213	42.0	44.4	97	2.4	233

YAK-25-304	34.8	37.2	207	2.4	497
YAK-25-318	21.6	26.4	181	4.8	870
YAK-25-319	39.6	40.8	92	1.2	110
YAK-25-321	0.0	3.6	221	3.6	797
YAK-25-323	0.0	6.0	143	6.0	858
YAK-25-330	42.0	44.4	177	2.4	425
YAK-25-331	3.6	6.0	152	2.4	364
YAK-25-331	9.6	12.0	145	2.4	348
YAK-25-331	27.6	30.0	123	2.4	295
YAK-25-332	8.4	10.8	2,380	2.4	5,712
YAK-25-342	3.6	4.8	132	1.2	158
YAK-25-342	36.0	39.6	169	3.6	610
YAK-25-356	39.6	40.8	214	1.2	257
YAK-25-357	1.2	3.6	160	2.4	384
YAK-25-358	33.6	34.8	917	1.2	1,100
YAK-25-358	36.0	37.2	115	1.2	138
YAK-25-360	18.0	20.4	104	2.4	250
YAK-25-362	36.0	37.2	239	1.2	287
*True widths are undetermined; all values are uncut.
Appendix 2 – Drillhole Coordinates of Zgounder Drill Hole with Significant Results

DDH No.	Easting	Northing	Elevation	Azimuth	Dip	Length (m)
Surface DDH
ZG-20-11	620586	3403916	2127	318	-60	627
ZG-22-75	620634	3404171	2107	180	-57	150
ZG-24-109	621023	3404063	2230	180	-60	120
ZG-25-156	621121	3404388	2230	135	-52	285
Underground DDH
ZG-SF-25-296	620475	3403931	1943	160	-84	330
ZG-SF-25-304	620527	3403916	1919	230	-82	300
ZG-SF-25-307	620407	3403905	1945	180	-86	380
ZG-SF-25-309	620558	3403922	1919	0	-40	198
ZG-SF-25-310	620407	3403905	1945	180	-81	377
ZG-SF-25-312	620407	3403912	1945	0	-55	221
ZG-SF-25-313	620383	3403902	1946	0	-75	359
ZG-SF-25-314	620357	3403900	1946	0	-78	393
ZG-SF-25-315	620383	3403902	1946	0	-69	375

ZG-SF-25-316	620383	3403902	1946	0	-52	180
ZG-SF-25-319	620383	3403900	1945	180	-89	388
DZG-SF-25-415	620753	3404062	1973	83	21	80
DZG-SF-25-613	620884	3404044	1963	18	-53	103
DZG-SF-25-617	620807	3404076	2042	63	-30	49
DZG-SF-25-618	620807	3404076	2042	63	0	60
DZG-SF-25-621	620802	3404077	2043	40	-35	45
DZG-SF-25-626	620797	3404078	2043	15	15	60
DZG-SF-25-628	620793	3404078	2043	352	0	60
DZG-SF-25-630	620793	3404078	2043	352	30	60
DZG-SF-25-637	620987	3404050	1996	66	0	60
DZG-SF-25-639	620985	3404063	1995	66	-23	60
DZG-SF-25-640	620985	3404063	1995	66	-6	60
DZG-SF-25-641	620985	3404063	1995	66	12	60
DZG-SF-25-643	620983	3404077	1994	66	0	60
DZG-SF-25-644	620983	3404077	1994	66	16	60
DZG-SF-25-646	620982	3404080	1994	35	-5	60
DZG-SF-25-648	620979	3404080	1994	325	-37	55
DZG-SF-25-649	620979	3404080	1994	325	-10	60
DZG-SF-25-651	620887	3404044	1964	45	-13	110
DZG-SF-25-653	620886	3404044	1965	46	19	110
DZG-SF-25-662	621126	3404048	2094	119	-16	60
DZG-SF-25-663	621126	3404048	2094	119	0	60
DZG-SF-25-664	621126	3404048	2095	119	15	60
DZG-SF-25-666	621125	3404056	2094	105	-12	60
DZG-SF-25-667	621212	3404044	2072	50	0	100
DZG-SF-25-696	621212	3404044	2072	50	-15	110
DZG-SF-25-697	621125	3404056	2094	105	0	60
DZG-SF-25-698	621212	3404044	2072	50	15	90
DZG-SF-25-701	621212	3404043	2072	65	0	80
DZG-SF-25-703	621212	3404043	2072	65	30	80
DZG-SF-25-704	621211	3404041	2072	81	-15	80
DZG-SF-25-705	621211	3404041	2072	81	0	80
DZG-SF-25-706	621211	3404041	2072	81	15	80
DZG-SF-25-707	621211	3404041	2072	81	30	80
DZG-SF-25-709	621211	3404040	2072	99	0	65
DZG-SF-25-717	620775	3404065	2046	148	0	45
DZG-SF-25-720	620974	3404086	1975	350	-15	55
DZG-SF-25-722	620974	3404086	1961	350	15	55
DZG-SF-25-723	620975	3404083	1954	350	30	55

Underground T28
T28-25-722	620965	3404068	2084	18	10	26
T28-25-739	620594	3404093	1971	287	30	25
T28-25-754	621059	3404060	2050	44	13	26
T28-25-755	621059	3404060	2050	43	22	22
T28-25-756	621056	3404054	2050	136	14	26
T28-25-757	621056	3404054	2051	141	27	23
T28-25-761	620942	3404045	2115	92	11	26
T28-25-764	620928	3404046	2116	302	25	26
T28-25-770	620813	3404046	1998	58	16	23
T28-25-778	620804	3404042	1997	296	11	24
T28-25-782	620743	3404020	1997	299	10	25
T28-25-783	620743	3404020	1997	297	16	26
T28-25-784	620747	3404024	1997	309	11	18
T28-25-805	621106	3404076	2047	310	10	22
T28-25-807	621116	3404076	2046	319	10	24
T28-25-814	621106	3404071	2048	130	30	24
T28-25-815	621124	3404072	2045	130	10	24
T28-25-816	621124	3404072	2045	130	30	19
Underground YAK
YAK-24-213	621056	3404072	2071	262	10	48
YAK-25-304	621079	3404041	2021	278	26	38
YAK-25-318	620883	3404058	2000	26	29	26
YAK-25-319	620879	3404056	1999	344	13	50
YAK-25-321	620874	3404048	1999	329	11	50
YAK-25-323	620967	3404053	2025	330	22	30
YAK-25-330	620991	3404042	2025	234	10	46
YAK-25-331	620991	3404042	2025	234	30	37
YAK-25-332	620783	3403982	2072	285	10	50
YAK-25-342	620783	3404039	2067	75	10	50
YAK-25-356	620720	3404121	2025	285	10	50
YAK-25-357	620720	3404121	2025	285	30	37
YAK-25-358	620719	3404119	2025	258	10	41
YAK-25-360	620736	3404116	2025	125	10	50
YAK-25-362	620776	3404116	2024	128	10	50